As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14624

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands

Financial Statements and Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan and Trust

Years ended December 31, 2006 and 2005 with Report of Independent Registered Public Accounting Firm

Employer Identification #13-5268975
Plan #003

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

VB&CVELMA BUTLER & COMPANY, LTD.                             MEMBER OF: THE AMERICAN INSTITUTE OF CPAs
                                       CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS                                                         THE ILLINOIS CPA SOCIETY

Report of Independent Registered Public Accounting Firm

Members of the Committee Administering
the ABN AMRO Group Profit Sharing and Savings Plan and Trust

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group Profit Sharing and Savings Plan and Trust as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois
June 28, 2007

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Statements of Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at Fair Value:
Shares of Registered Investment Companies	$614,268,852	$441,779,888
Bank Collective Funds	299,971,385	242,879,602
ABN AMRO Unitized ADR Fund	28,654,153	18,047,735
ABN AMRO Unitized Income Plus Fund	268,011,390	231,630,290
Pimco Unitized Fund	5,056,972	-
Loans to Participants	35,070,661	28,874,875
Total Investments	1,251,033,413	963,212,390
Contributions Receivable:
Employers	13,146,497	25,781,354
Total Contributions Receivable	13,146,497	25,781,354
Asset Available for Benefits at Fair Value	1,264,179,910	988,993,744

Adjustment from fair value to contract value for
ABN AMRO Unitized Income Plus Fund	4,234,886	4,021,718
Assets Available for Benefits	$1,268,414,796	$993,015,462

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Contributions:
Participants	$66,346,773	$57,720,378
Employers	25,888,636	38,343,521
Investment Income	37,406,975	18,284,390
Miscellaneous (Loss)	(675,478)	(541,946)
Transfer of Plan Assets due to merger	171,213,986	-
Total Additions	300,180,892	113,806,343
Deduction
Benefits Paid to Participants	(110,659,686)	(72,904,133)
Total Deductions	(110,659,686)	(72,904,133)

Net Realized and Unrealized Appreciation in Fair Value of Investments	85,878,128	33,251,005

Net Increase	275,399,334	74,153,215
Assets Available for Benefits at Beginning of Year	993,015,462	918,862,247
Assets Available for Benefits at End of Year	$1,268,414,796	$993,015,462

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

1.  Description of the Plan

The following description of the ABN AMRO Group Profit Sharing and Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution plan covering all eligible employees of LaSalle Bank Corporation (formerly ABN AMRO North America, Inc.), affiliates and subsidiaries, and employees of Consumer & Commercial Client and Private Client & Asset Management Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 2006, the ABN AMRO WCS Holding Company 401(k) Plan (the "WCS Plan") was merged into the Plan.  All persons who were participants in the WCS Plan on December 31, 2006 ("WCS Participants") shall become participants of the Plan on January 1, 2007, and all deferral elections, beneficiary designations, and investment elections made by WCS Participants under the WCS Plan shall be deemed to have been made under the Plan (except to the extent that investment funds under the WCS Plan are not available under the Plan, in which case WCS Participants who had elected to invest in such funds shall be deemed to have elected to invest in the most similar fund available under the Plan, as determined by the Fiduciary committee).  WCS Participants who complete at least one hour of service on or after January 1, 2007, shall be fully vested in all accounts including matching contributions made prior to 2007.  The amendment to merge the Plans was approved effective December 28, 2006.   As a result, all investment funds and participant loans were transferred from the WCS Plan to the Plan as of December 31, 2006.  The amount transferred as of that date was $171.2 million.

Effective January 1, 2007, the Plan adopted automatic enrollment for full-time eligible employees.  All newly hired full-time employees shall be deemed to have elected employer contributions of 2% of compensation starting with the first payroll period that is at least 60 days after their date of hire, unless they make a contrary election prior to such date.  Employees who were eligible to participate in the WCS Plan but had neither elected to do so or affirmatively elected not to participate on December 31, 2006, shall be automatically enrolled beginning with the first payroll period beginning on or after March 1, 2007.

Eligibility and Contributions:  Any eligible employee who has commenced participation in the Plan after having completed six months of service is a “limited participant” as defined in the Plan.  A limited participant is eligible to participate only to the extent of electing 401(k) contributions to be made on their behalf and receiving Employer matching contributions. Any employee who has completed two years of service as defined in the Plan is eligible to fully participate in the Plan.  Full participants may receive contributions from the Employers under the profit-sharing portion of the Plan.  Special rules may apply with respect to employees acquired in connection with certain merger or acquisition transactions. Effective July 1, 2002, the percentage limitation increased to 100%, subject to the limits under the law.  The Plan allows a participant to change this contribution under certain conditions.  The Employers make a matching contribution equal to the lesser of 50% of the participant’s elective deferrals or 2% of such compensation, subject to the limits under law.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Employer contributions under the profit-sharing portion of the Plan are made in discretionary amounts determined by the respective board of directors of the Employers and are credited to each participant’s account based on the relationship of each participant’s annual base compensation earned while a participant to the total of such base compensation of all Plan participants. For all these purposes, compensation is limited by applicable law.

Special Provisions:  Whenever affiliates or subsidiaries are acquired, the Fiduciary Committee (Committee) amends relevant sections of the Plan to govern how and when employees of merged companies can become participants.

Whenever affiliates or subsidiaries are sold, the Committee amends relevant sections of the Plan to terminate Employer and employee contributions.

Investment Options:  As of December 31, 2006 the Plan offers twelve investment options listed below:

•	ABN AMRO Unitized Income Plus Fund
•	ABN AMRO Value Fund
•	ABN AMRO Real Estate Fund
•	SSgA Passive Bond Index Fund
•	T. Rowe Price Balance Fund
•	ABN AMRO/Montag & Caldwell Growth Fund
•	ABN AMRO/Veredus Aggressive Growth Fund
•	ABN AMRO Company Stock (ADR) Fund
•	SSgA Advisors S&P 500 Index Fund
•	Artisan International Fund
•	ING International Value Fund
•	Royce Total Return Fund

Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds.  Contributions to the funds are invested in the pooled fund of LaSalle Bank N.A. Trust and Asset Management, the ABN AMRO family of mutual funds, and the ABN AMRO Company Stock (ADR) Fund, all parties in interest to the plan. In addition, contributions to the funds are invested in the Artisan and ING International funds and the Royce Total Return Fund.

Participants are allowed to make more than three account investment elections in any one month.

Participant Accounts:  Net earnings of the Plan are allocated to a participant’s account when earned based on the relationship of each participant’s adjusted account balance to the total of all such adjusted account balances with special adjustments for participant contributions (e.g., elective deferrals, rollovers).  Accounts are adjusted to market value on a daily basis.  Participant account balances are fully vested at all times.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Payment of Benefits:  In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant’s account may be distributed to the participant or beneficiary (in the event of the participant’s death) through the payment of installments over a fixed period of time or in payment of a lump sum.  Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account.  Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

Participant Loans:  Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum of $50,000, reduced by the highest outstanding balance of the participant’s loans from the Plan during the 12-month period ending on the day before the loan is made.  Two outstanding loans are permitted. The loans are secured by the balance in the participant’s account.  Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence.  The loans bear interest of 1.5% above LaSalle Bank N.A.’s prime rate in effect on the last business day of the calendar quarter prior to the quarter the loan is made.

Plan Termination:  Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the account of each participant shall be distributed to him or her.

2.  Significant Accounting Policies

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Valuation of Investments:  The Plan’s investments are stated at fair value.  The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the fund at year-end.  The pooled trust funds for employee benefit plans are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) and are adjusted to fair value on the Statement of Net Assets Available for Benefits.  See Note 4.  The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange.  Participant loans are valued at their outstanding balances, which approximates fair value.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

Investment Income Recognition:  Purchases and sales of securities and funds are recorded on a trade-date basis.  Investment income is recorded on an accrual basis.

Reclassifications: Certain 2005 amounts have been reclassified to conform with the 2006 presentation.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

3.  Investments

The Plan’s investments are held by a LaSalle Bank N.A. Trust and Asset Management* (the Trustee) administered trust fund.  Wachovia is retained as the Plan’s custodian.

Appreciation in the fair value of the Plan’s investments (including investments bought, sold, as well as held during the year) is as follows:
	Appreciation in Fair Value During Year	Transfer of Plan Assets due to merger	Fair Value at End of Year	Appreciation in Fair Value During Year	Fair Value at End of Year
Fair Value as Determined by Quoted Market Price:
Shares of Registered Investment Companies	$38,392,620	$93,901,191	$614,268,852	$13,296,067	$441,779,888
ABN AMRO Unitized ADR Fund*	5,107,898	3,663,565	28,654,153	581,450	18,047,735
ABN AMRO Unitized Income Plus Fund*	10,844,649	29,487,878	268,011,390	9,211,416	231,630,290
Pimco Unitized Fund	-	5,056,972	5,056,972	-	-
Total	54,345,167	132,109,606	915,991,367	23,088,933	691,457,913

Fair Value as Determined by Quoted Redemption Value:
Bank Collective Funds*	31,532,961	36,507,710	299,971,385	10,162,072	242,879,602

Total	31,532,961	36,507,710	299,971,385	10,162,072	242,879,602

Fair Value Approximates Outstanding Balance:
Loans to Participants	-	2,596,670	35,070,661	-	28,874,875

Total	$-	$2,596,670	$35,070,661	$-	$28,874,875
Total Appreciation In Fair Value	$85,878,128	$171,213,986	$1,251,033,413	$33,251,005	$963,212,390

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2006	2005
ABN AMRO*/Montag & Caldwell Growth Fund	$128,974,425	$108,960,657
Artisan International Fund	70,010,582	51,450,621
ING International Value Fund	73,089,861	-
T. Rowe Price Balance Fund	82,178,240	60,934,387
ABN AMRO*/Unitized Income Plus Fund	268,011,390	231,630,290
Bank Collective Funds*:
SSgA Advisors S&P 500 Index Fund	242,294,861	194,816,929
ABN AMRO* Equity Mutual Funds:
Value Fund	109,586,834	82,184,921
Total	$974,146,193	$729,978,105
*Indicates a party in interest to the Plan.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

4.  Additional Information Regarding ABN AMRO Unitized Income Plus Fund (the Fund)

The Fund invests primarily in investment contracts such as traditional guaranteed investment contracts (“GICs”) and enters into wrapper contracts with underlying securities to create synthetic GICs. The average yield for such investments was 3.30% and 3.11% for 2006 and 2005, respectively.  The average yield credited to participants was 2.76% and 2.52% for 2006 and 2005, respectively.

In a traditional GIC, the Fund enters into a contract with an issuer (typically a bank or life insurance company) which provides for a stated rate of interest and a fixed maturity.

In a synthetic GIC structure, the Fund owns fixed income investments and enters into a wrap contract from high-quality insurance companies, banks or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments, through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the Fund for the underlying investment). The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. This ensures that the participants’ principal and accrued interest will be protected.

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate to at least zero percent.  The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrap contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrap contract value is presented on the Statement of Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value”.  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrap contract value is greater than the market value of the underlying investments. The embedded market value losses in the underlying securities will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the Adjustment from Fair Value to Contract Value is negative, this indicates that the wrap contract value is less than market value of the underlying investments. The amortization of the embedded market value gains in the underlying securities will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

While it is possible that some of the plans participating in the Fund may experience plan terminations or other events that would trigger fair value payouts under the Fund’s wrap agreements, based on prior experience, management of the Fund believes it is not probable that such events would be of sufficient magnitude to limit the ability of the Fund to transact at contract value with the participants in the Fund. Given that such events are generally beyond the control of the Fund, however, there can be no guarantee that this will be the case.

Issuer – Initiated Contract Termination

Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the uncured loss of a participating plan’s tax qualified status, uncured material breaches of wrap contract by the Fund, or material and adverse changes to the provisions of the Fund. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The following is a listing of investments within the ABN AMRO Unitized Income Plus fund:

	Major Credit Rating	Investment at Fair value	Wrap Contract at Fair Value	Adjustment to Contract Value
Synthetic Guaranteed Investment Contracts
AIG	Aa1/AA+	20,098,562	48,255	604,459
Bank of America Alternative 98-033 variable rate	Aa1/AA	17,770,670	44,298	292,920
Bank of America Actively Managed	Aa1/AA	8,245,164	32,189	52,666
CDC-IXIS Alternative variable rate	Aaa/AAA	19,983,424	42,647	510,983
ING Alternative variable rate	Aa3/AA	17,725,690	74,480	242,010
JP Morgan Alternative variable rate	Aa2/AA -	22,174,576	59,388	405,650
Monumental Life Alternative variable rate	Aa3/AA	17,966,247	61,086	420,375
Rabobank Altenrative variable rate	Aaa/AAA	32,343,558	77,364	354,143
RBC Alternative variable rate	Aaa/AA -	18,591,390	33,405	165,518
State Street Alternative 100030 variable rate	Aa2/AA -	20,606,608	49,271	532,189
State Street Actively Managed 101022 variable rate	Aa2/AA -	8,245,164	26,837	62,230
UBS Alternative variable rate	Aa1/AA	23,811,505	73,446	229,469
		227,562,559	622,666	3,872,612

Traditional Guaranteed Investment Contracts
Prudential PACE Separate Account	Aaa/AAA	2,378,912	-	476
Monumental Life	Aa3/AA	3,947,874	-	17,773
Metropolitan Life	Aa2/AA	6,683,477	-	58,125
Hartford Life	Aa3/AA -	5,006,314	-	68,799
Travelers	Aa2/AA	2,727,443	-	48,511
New York Life	Aaa/AA+	4,986,751	-	168,591
		25,730,771	-	362,275
		253,293,330	622,666	4,234,887

Reconciliation of adjustment of fair value to contract value:
2006
Beginning balance	$ 5,136,189
Increase (decrease) of fair value to contract value	(901,302)
Increase due to fully benefit-responsive changes	-
Ending balance	$ 4,234,886

5. Transactions With Parties in Interest

LaSalle Bank Corporation and LaSalle Bank N.A., participating Employers in the Plan, provide all services for the Plan and LaSalle Bank N.A. pays all costs incurred.  Such costs include fees for trust services performed by the Trustee.

6.  Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 30, 2006. The Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7.  Voluntary Correction Program

On June 28, 2007, the Company filed an application with the Internal Revenue Service (IRS) under the Voluntary Correction Program (VCP) to correct for a failure to allow part-time employees, who complete a certain minimum level of service, to participate in the Plan.  The VCP application proposes corrective actions, including a contribution to the Plan by the Employers on behalf of the affected employees.  As of December 31, 2006, the Employers estimated that additional employer contributions of $10.3 million may be required.  The actual amount may differ from this estimate.

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets
 (Held at End of Year)

	December 31, 2006
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment or Number of Shares/Units	Current Value

Bank Collective Funds*:
SSgA Advisors S&P 500 Index Fund	10,521,882	$ 242,294,861
SSgA Passive Bond Index Fund	4,749,185	57,676,524

Shares of Registered Investment Companies:
ABN AMRO* Value Fund	7,259,237	109,586,834
T. Rowe Price Balance Fund	3,682,983	82,178,240
ABN AMRO*/Montag & Caldwell Growth Fund	5,294,758	128,974,425
ABN AMRO*/Veredus Aggressive Growth Fund	2,560,288	36,889,366
ABN AMRO*/ Real Estate Fund	2,774,691	51,898,160
Artisan International Fund	2,414,991	70,010,582
ING International Value Fund	3,279,229	73,089,859
Royce Total Return Fund	3,324,932	55,960,424
Lazard Mid Cap Open	138,180	5,680,961

ABN AMRO* Unitized ADR Fund	1,554,599	28,654,153
ABN AMRO* Unitized Income Plus Fund	223,015,414	268,011,390
Pimco Total Return High Yield	426,586	5,056,972

Participant Loans	Varying rates originated at Prime + 1.5% and varying maturities	35,070,661
Total		$ 1,251,033,413

* Indicates party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the ABN AMRO Group Profit Sharing and Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST
Date:	June 29, 2007	By:	/s/ Marianne Bamonte
			Name:	Marianne Bamonte
			Title:	Senior Vice President Global Securities and Trust Services, LaSalle Bank N.A.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Velma Butler & Company, Ltd.